SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*

                    ASCENDANT SOLUTIONS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.0001 per share
                 (Title of Class of Securities)

                           00207W 10 0
                         (CUSIP Number)

                         David Charney,
                          P.O. Box 513
                        Addison, TX 75001
                         (812) 857-7146
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 27, 2000
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.     /  /

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person                         CCLP, Ltd.
     I.R.S. Identification No. of
        Above Person (entities only)                  75-2721432
----------------------------------------------------------------

(2)  Check the Appropriate Box if a                     (a)  [ ]
     Member of a Group*                                 (b)  [X]
----------------------------------------------------------------

(3)  SEC Use Only
----------------------------------------------------------------

(4)  Source of Funds (See Instructions)                       OO
----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------

(6)  Citizenship or Place of Organization                  Texas
----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (7)  Sole Voting Power             2,965,652
----------------------------------------------------------------

                    (8)  Shared Voting Power                   0
----------------------------------------------------------------

                    (9)  Sole Dispositive Power        2,965,652
----------------------------------------------------------------

                    (10)  Shared Dispositive Power             0
----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned               2,965,652
     by Each Reporting Person
----------------------------------------------------------------

(12) Check if the Aggregate Amount in                        [ ]
     Row (9) Excludes Certain Shares*
----------------------------------------------------------------

(13) Percent of Class Represented by                        14.0%
     Amount in Row (9)
-----------------------------------------------------------------

(14) Type of Reporting Person*                                 PN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS

(1)  Name of Reporting Person                      David Charney
     I.R.S. Identification No.
      of Above Person (entities only)
----------------------------------------------------------------

(2)  Check the Appropriate Box if a                     (a)  [ ]
     Member of a Group*                                 (b)  [X]
----------------------------------------------------------------

(3)  SEC Use Only
----------------------------------------------------------------

(4)  Source of Funds (See Instructions)                       OO
----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                         [  ]
----------------------------------------------------------------

(6)  Citizenship or Place of Organization                    USA
----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (7)  Sole Voting Power                     0
-----------------------------------------------------------------

                    (8)  Shared Voting Power         2,965,652**
-----------------------------------------------------------------

                    (9)  Sole Dispositive Power                0
-----------------------------------------------------------------

                    (10)  Shared Dispositive Power   2,965,652**
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned             2,965,652**
     by Each Reporting Person
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in                        [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(13) Percent of Class Represented by                       14.0%
     Amount in Row (9)
-----------------------------------------------------------------

(14) Type of Reporting Person*                                IN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS
**   Pursuant to Rule 13d-4, the Reporting Person disclaims
beneficial ownership of the shares of common stock reflected herein and, as such, declares that this statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.  Security and Issuer.

    This statement relates to the Common Stock, par value $0.0001 per share, of Ascendant Solutions, Inc. (the "Issuer"). The
Issuer's address is 3737 Grader Street, Suite 110, Garland, Texas
75041.


Item 2.  Identity and Background.

    This statement is filed by CCLP, Ltd., a Texas limited partnership, and David Charney, its sole general partner and a limited partner. The principal business of CCLP, Ltd. is to hold for investment the shares covered by this statement. David Charney is a student at Indiana University and is a citizen of the United States. The business address of both CCLP, Ltd. and David Charney is P.O. Box 513, Addison, Texas 75001.

    During the last five years, neither CCLP, Ltd. nor David
Charney has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    During the last five years, neither CCLP, Ltd. nor David
Charney was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


Item 3.  Source and Amount of Funds or Other Consideration.

    The shares covered by this statement were received by CCLP, Ltd. as a liquidating distribution from ASD Partners, Ltd. The total number of shares owned by ASD Partners, Ltd. at the time of liquidation has previously been reported in a Schedule 13G filed on February 14, 2000.

Item 4.  Purpose of Transaction.

    See Items 2 and 3. The persons filing this statement have no plans or proposals with regard to the Issuer.

Item 5.  Interest in Securities of the Issuer.

    As of November 27, 2000, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,965,652 shares of Common Stock of the Issuer, representing approximately 14.0% of the Issuer's outstanding shares of Common Stock (based upon the 21,230,900 shares reported to be outstanding as of October 31 2000, by the Issuer in its Form 10-Q filed November 13, 2000.)

    See Items 2 and 3. An agreement to liquidate ASD Partners,
Ltd. was signed by its partners on November 9, 2000. CCLP, Ltd.
was a limited partner of ASD Partners, Ltd. CCLP, Ltd. received
3,026,176 shares as a liquidating distribution.

    Norman Charney withdrew as general partner, and David Charney became the general partner, of CCLP, Ltd. on November 10, 2000. CCLP, Ltd. transferred 60,524 of the 3,026,176 shares to Norman Charney, the former general partner of CCLP, Ltd., in complete redemption of his interest in CCLP, Ltd.

    The transfers of shares to CCLP, Ltd. and to Norman Charney were made on November 27, 2000.


CCLP, Ltd.
----------

          (a)  Amount beneficially owned:  2,965,652

          (b)  Percent of class:  14.0%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to
                     direct the vote:  2,965,652

               (ii) shared power to vote or to
                      direct the vote: 0


              (iii)  sole power to dispose or
                     to direct the disposition of: 2,965,652

              (iv)   shared power to dispose or to
                     direct the disposition of: 0


David Charney
-------------

          (a)  Amount beneficially owned:  2,965,652 (FN1)

          (b)  Percent of class:  14.0%

          (c)  Number of shares as to which such person has:

              (i)    sole power to vote or to
                     direct the vote:  0

              (ii) shared power to vote or to
                     direct the vote:   2,965,652

              (iii)  sole power to dispose or
                     to direct the disposition of: 0

              (iv)   shared power to dispose or to
                     direct the disposition of: 2,965,652

--------------------
(FN1) Represents securities owned directly by CCLP, Ltd., of which David Charney is the sole general partner and a limited partner. David Charney disclaims beneficial ownership of the securities owned directly by CCLP, Ltd.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Not applicable.

Item 7.  Material to Be Filed as Exhibits

    7.1 - Joint Filing Statement

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  December 6, 2000


                              CCLP, LTD.

                              By:   /s/ DAVID CHARNEY
                                   -------------------------
                                   Its General Partner


                                /s/ DAVID CHARNEY
                              ------------------------------
                                   David Charney

            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)

                            EXHIBIT 7.1

                     JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.


                              Dated:  December 6, 2000


                              CCLP, LTD.

                              By:   /s/ DAVID CHARNEY
                                   -------------------------
                                   Its General Partner


                                /s/ DAVID CHARNEY
                              ------------------------------
                                   David Charney